ARC LOGISTICS PARTNERS LP

725 Fifth Avenue, 19th Floor

New York, NY 10022

September 19, 2013

Via EDGAR and Federal Express

Anne Nguyen Parker

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	Arc Logistics Partners LP
Draft Registration Statement on Form S-1
Submitted August 12, 2013
CIK No. 1583744

Ladies and Gentlemen:

Set forth below are the responses of Arc Logistics Partners LP (the “Partnership,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 6, 2013, with respect to the Registration Statement on Form S-1, initially submitted with the Commission on August 12, 2013 (the “Registration Statement”).

Concurrently with the submission of this letter, we are submitting through EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”). For your convenience, we will hand deliver three copies of Amendment No. 1, as well as three copies of Amendment No. 1 that are marked to show all changes made since the initial submission of Registration Statement.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 1, unless otherwise specified.

Draft Registration Statement on Form S-1 Filed August 12, 2013

General

1.	We may have additional comments once you supply the information you omit throughout the prospectus, file all omitted exhibits and any material contracts,

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supply the partnership agreement, and update the disclosure as necessary. Please remember to allow enough time to respond to all such staff comments. Also please provide updated information regarding the status of your NYSE listing application, promptly provide any omitted disclosure which has not been omitted pursuant to Securities Act Rule 430A, and update your disclosure accordingly.

Response: We acknowledge that the Staff may have additional comments once we supply any information currently omitted in the prospectus, file all omitted exhibits and any material contracts, supply the partnership agreement and update the disclosure. We will allow sufficient time for the Staff to review our complete disclosure and for us to respond to any comments that may result from the Staff’s review prior to the distribution of the preliminary prospectus. We will also provide in future amendments updated information regarding the status of our NYSE listing application and all information in the Registration Statement that we are not permitted to omit under Rule 430A and will update our disclosure accordingly.

2.	Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provide in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: We have not provided, nor have we authorized anyone to provide on our behalf, written materials to potential investors that are qualified institutional buyers or institutional accredited investors in reliance on Section 5(d) of the Securities Act of 1933 (the “Securities Act”). The underwriters that are participating in our IPO have confirmed to us that they have not published or distributed any research reports about the Partnership in reliance upon Section 2(a)(3) of the Securities Act.

Risk Factors, page 21

The LNG Facility Is No Longer In A Cryogenic State..., page 26

3.	Please expand this risk factor to provide further context. Discuss why the current status of the LNG facility, which is no longer in a cryogenic state, could increase the timing requirements to receive and process any LNG vessels. Explain how the demurrage penalties are assessed and the magnitude or scope of your risk therein.

Response: We have revised the Registration Statement accordingly. Please see pages 26 and 27 of Amendment No. 1.

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Cash Distribution Policy and Restrictions on Distributions, page 52

Unaudited Pro Forma Available Cash to Pay Distributions for the Year Ended December 31, 2012 and the Twelve Months Ended March 31, 2013, page 55

4.	You present pro forma information for the year ended December 31, 2012, and twelve months ended March 31, 2013. Please advise us whether you intend to provide updated disclosure in that regard and, if not, whether presenting a different period would have yielded different results.

Response: We have updated the pro forma information for the twelve months ended March 31, 2013 with pro forma information for the twelve months ended June 30, 2013. Please see pages 56 and 57 of Amendment No. 1.

Estimated Cash Available for Distribution for the Twelve Months Ending September 30, 2014, page 57

5.	We note that you intend to make quarterly distributions, but that you have provided projected information only for the twelve months ending September 30, 2014. Insofar as you intend to make quarterly distributions, please revise the tabular entries to make this presentation on a quarterly basis.

Response: We have added estimated cash available for distribution for each of the quarters in the twelve months ending September 30, 2014. Please see pages 59 and 60 of Amendment No. 1.

Assumptions and Considerations, page 60

Selling, General and Administrative Expenses, page 61

6.	We note you expect selling, general and administrative expenses to be $1.9 million for the twelve months ended September 30, 2014. It appears the same expenses were approximately $3.0 million for the twelve months ended December 31, 2012. Please tell us and disclose the specific reasons you expect these expenses to decrease compared to historical periods.

Response: We have revised the Registration Statement. Please see pages 61 and 62 of Amendment No. 1. We have revised the presentation of selling, general and administrative (“SG&A”) expenses, renaming the expense line item “Reimbursement to our general partner” to “Selling, general and administrative-affiliate expenses”. This line item reflects SG&A expenses incurred by our general partner and its affiliates on our behalf. Total SG&A expenses are not decreasing, rather, the allocation between directly incurred SG&A expenses and SG&A expenses incurred by our general partner and its affiliates on our behalf is changing. This reallocation is a result of certain of our employees being relocated to our general partner for administrative purposes. We estimate that total SG&A expenses will increase to $6.5 million (excluding incremental SG&A expenses of $2.9 million that we expect to incur annually as a result of operating as a publicly traded partnership) for the twelve months ending September 30, 2014, an increase of $0.9 million from $5.6 million for the year ended December 31, 2012.

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Management’s Discussion and Analysis, page 79

Capital Expenditures, page 91

7.	Please expand to discuss the reasons for the increase/decrease in maintenance capital expenditures and expansion capital expenditures for the year ended December 31, 2012 as compared to the twelve months ending September 30, 2014.

Response: We have revised the Registration Statement accordingly. Please see page 91 of Amendment No. 1.

Executive Compensation and Other Information, page 119

8.	You state that the compensation of your executive officers “will be paid by our sponsor and reimbursed by us with respect to time spent managing our business.” We read this to mean that you will reimburse your sponsor according to the amount or percentage of time your executive offices devote to the management of your business as compared to your sponsor’s business. Please confirm or disclose any other factors that may be considered as part of the reimbursement process. In this regard, we note the statement on page 126 that you will be obligated to reimburse your sponsor for “any allocated portion of the costs that [y]our sponsor incurs in providing compensation and benefits.” We also note your statement elsewhere that you will “reimburse our general partner and its affiliates for the costs incurred in managing and operating us, including costs incurred in rendering corporate staff and support services to us. Our partnership agreement provides that our general partner will determine such other expenses that are allocable to us...”

Response: We confirm the Staff’s comment, noting that under the terms of the services agreement we will enter into with our general partner and our sponsor in connection with the offering, we will reimburse our sponsor for our pro rata share of compensation and benefits costs of our executive officers (excluding any costs attributable to our sponsor’s share-based compensation), with such pro rata share based on the percent of total working time that our executive officers devote to the management of our business as compared to our sponsor’s business. We confirm that there are no other factors that may be considered as part of the reimbursement process with respect to compensation of our executive officers. We note that the phrase “allocated portion” in our statement on page 127 refers to the pro rata share described above. We note that the other statement referred to in your comment refers to a separate arrangement under our partnership agreement, whereby we reimburse our general partner and its affiliates for costs incurred in managing and operating us, including costs incurred in rendering corporate staff and support services, but excluding any costs associated with the compensation and benefits of our executive officers, which are reimbursed solely pursuant to the services agreement.

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Financial Statements, page F-1

General

9.	Please provide updated financial statements in accordance with the guidance in Rule 3-12 and 11-02(c) of Regulation S-X.

Response: We have provided updated financial statements in accordance with the guidance in Rule 3-12 and 11-02(c) of Regulation S-X. Please see pages F-1 to F-78 of Amendment No. 1.

Unaudited Pro Forma Condensed Combined Financial Statements, page F-3

Notes to Unaudited Condensed Combined Pro Forma Financial Data, page F-7

Note 2 – Unaudited Pro forma Condensed Combined Balance Sheet Adjustments, page F-7

10.	We note you intend to use a portion of the proceeds from the offering to acquire a 10.3% interest in Gulf LNG Holdings, and plan to account for your interest in Gulf LNG Holdings under the equity method of accounting. Using the guidance in ASC Topic 323-10, please demonstrate to us why you believe you have the ability to exercise significant influence over the operating and financial policies of the investee.

Response: The Staff correctly notes that we plan to account for our interest in Gulf LNG Holdings under the equity method of accounting. The background of this approach is as follows.

The governance structure of Gulf LNG Holdings is similar to a limited partnership (i.e., investors hold member interests and Kinder Morgan as the manager of Gulf LNG Holdings makes the day-to-day decisions). While significant influence is generally a prerequisite to account for such interests using the equity method of accounting, we noted the Staff’s position, as outlined in ASC 323-30-S99-1 (formerly EITF Topic D-46), that investments in limited partnerships should generally be accounted for using the equity method of accounting unless the investor’s interest is “so minor that the limited partner may have virtually no influence over the operating and financial policies”. Since the Gulf LNG Holdings’ governance structure is similar to a limited partnership, we determined this guidance to be applicable. The Staff further indicated in EITF Topic D-46 that it understood that practice generally has viewed investments of more than 3% to 5% to be more than minor.

As described on page 24 of Amendment No. 1, pursuant to the Gulf LNG Holdings LLC Agreement, Kinder Morgan is the manager and operator of the LNG facility and has the authority to manage and control the affairs of Gulf LNG Holdings. Kinder

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Morgan generally has exclusive authority to make all decisions affecting the activities of Gulf LNG Holdings, except as limited by the need for consent of a supermajority vote on certain matters including:

•	the sale of substantially all the assets;

•	any proposed merger;

•	incurrence of additional indebtedness not already approved by the existing equity holders;

•	amendment to the organizational documents;

•	change or adoption of a new accounting policy; and

•	the filing of a voluntary petition in bankruptcy.

As noted in Amendment No. 1 on page 24, the supermajority vote requires the approval of one or more of the members of Gulf LNG Holdings, which, in the aggregate, hold more than 70% of the ownership interests. Due to these provisions and given the size of our ownership interest in Gulf LNG Holdings, all decisions (other than certain amendments or modifications to the Gulf LNG Holdings LLC Agreement) will be able to be made at Gulf LNG Holdings without our approval (that is decisions can be made with only the approval of Kinder Morgan (50%) and GE EFS (30%)).

Under the Gulf LNG Holdings LLC Agreement, as a member with a 10.3% membership interest, we will have the ability to call meetings of members and attend member meetings where significant decisions such as annual operating budgets are discussed and approved. Even though we will have the right to vote, the size of our membership interest will not determine the outcome of any voting issues. However, since we will have the ability to call and attend member meetings and vote our 10.3% membership interest, it was interpreted that we would not meet the threshold of “virtually no influence” as described in ASC 323-30-S99-1 and, therefore, the equity method of accounting was required.

11.	At Note 8 on page F-38 you disclose at the time of the offering, the preferred interests may be converted into the subordinated or common units in the IPO or may be redeemed for cash from IPO proceeds. Your current pro forma presentation appears to only depict the conversion of the preferred interests into subordinated or common units. Please also address the possibility the preferred interests will be redeemed for cash from the IPO proceeds within your pro forma financial information.

Response: Pursuant to the Second Amended and Restated Agreement of Limited Partnership of Arc Terminals LP (our predecessor) dated as of February 8, 2013, within five business days of initially filing (as opposed to confidentially submitting) the Registration Statement with the Commission, we are required to provide GCAC, as holder of the preferred interests, notice of such initial commission. Within 21 business days of receipt of such notice, GCAC must notify us whether it elects to (A) have us

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redeem all or any portion of its preferred interests on the closing of the IPO with cash or (B) have all or any portion of its preferred interests convert into subordinated or common units in connection with the IPO. In the event GCAC does not submit such required notice to us within the 21 business days of receipt of our notice, then we have the right to make the election on its behalf. This procedure was designed to allow us time to revise the Registration Statement and prepare all necessary documentation to reflect GCAC’s election prior to the launching of the offering and distribution of the preliminary prospectus.

We acknowledge the Staff’s comment and request permission to defer revising the pro forma presentation (as well as related disclosure in the Registration Statement) until GCAC has made its election to convert and/or redeem its preferred interests. We acknowledge that the Staff will need sufficient time to review any such revised disclosure.

Gulf LNG Holdings Group, LLC

Notes to the Consolidated Financial Statements

Note 1 – General, page F-48

12.	We note Gulf LNG Holdings Group, LLC (Gulf LNG) has filed an application with the Department of Energy for authorization to export LNG produced from domestic sources, and the application was approved. Please expand the disclosure to address Gulf LNG’s intention to convert to an export facility, and how such conversion will impact the amount of cash received from your investment in Gulf LNG.

Response: We have added responsive disclosure to page 24 of Amendment No. 1.

Note 2 – Summary of Significant Accounting Policies, page F-48

Revenue Recognition, page F-50

13.	Your current disclosure explains that revenues are generated from receiving, storage and regasification services, and from fees received for firm contracted capacity. However, it appears from the disclosure within Risk Factors on page 25 that due to current global supply/demand economics, the LNG facility is not receiving, storing or regassifying any LNG volumes. If so, please revise the disclosures here, or elsewhere, to identify the amount of revenues reported related to services performed (i.e. receiving, storage and regasification) versus revenues related to fees received for firm contractual capacity. As part of your response, also address if the fees received for firm contracted capacity cease in the future if LNG volumes are not delivered to the facility by the parties.

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Response: We have added responsive disclosure to page 25 of Amendment No. 1. Gulf LNG Holdings recognizes reservation revenues on firm contracted basis, over the life of the contracts, regardless of the amount of LNG that is delivered. We have added responsive disclosure to clarify that the revenues generated at Gulf LNG are on the basis of firm reservation fees and are not tied to the amount of LNG that is delivered. The Staff correctly notes that the LNG facility is not receiving LNG at the facility due to global supply/demand economics, but those economics will not impact the revenue recognized at the facility as the customers have entered into the twenty-year agreements for firm contracted capacity.

Exhibits

14.	Please provide us with an analysis as to whether you are required to file the Storage and Throughput Agreements with Center Oil and GCAC.

Response: Of the four storage and throughput agreements with Center Oil, the Storage and Throughput Agreement, as amended, dated July 1, 2007 with Center Oil has been filed with Amendment No. 1 as Exhibit 10.6. We believe we are not required to file the other three storage and throughput agreements with Center Oil as we believe these three agreements to be immaterial. For the six months ended June 30, 2013, each of these three agreements accounted for less than 1% of our total revenue. For the twelve months ending September 30, 2014, we estimate that each of these three agreements will account for less than 1% of our revenue for the twelve months ending September 30, 2014.

We believe that we are not required to file either of the storage and throughput agreements with GCAC (the “GCAC Agreements” and each a “GCAC Agreement”) as we believe these agreements to be immaterial. We entered into the GCAC Agreements in February 2013. One of the GCAC Agreements accounted for less than 1% of our revenues for the six months ended June 30, 2013, and we estimate the same GCAC Agreement will account for less than 1% of our revenue for the twelve months ending September 30, 2014. Pursuant to the other GCAC Agreement, we are completing the construction of an additional 150,000 barrels of storage tanks for GCAC to store and throughput various petroleum products. This other GCAC Agreement accounted for none of our revenues for the six months ended June 30, 2013, and we estimate the same GCAC Agreement will account for 2.7% of our revenue for the twelve months ending September 30, 2014.

Please contact Brenda Lenahan of Vinson & Elkins L.L.P. at (212) 237-0133 or Michael Swidler of Vinson & Elkins L.L.P. at (212) 237-0020 with any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff.

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Very truly yours,

ARC LOGISTICS PARTNERS LP

By:	ARC LOGISTICS GP LLC,
its general partner

By:	/s/ Vincent T. Cubbage
Vincent T. Cubbage
Chief Executive Officer

[Enclosures]

cc:	Brad Skinner (Securities and Exchange Commission)
Paul Monsour (Securities and Exchange Commission)
Brenda Lenahan (Vinson & Elkins L.L.P.)
Michael Swidler (Vinson & Elkins L.L.P.)